EX-99.77Q1 OTHR EXHB

Amendments to Bylaws of The France Growth Fund, Inc.

(Approved at a Special Meeting of the Board of Directors held on April 6, 2004, as reconvened on April 8, 2004)

In order to provide for the orderly holding of an Annual Meeting in the event the stockholders did not approve the proposed recommendation to liquidate and dissolve the Fund at the special meeting, the Board unanimously voted to amend Article II, Section 2 of the Bylaws to read in its entirety as follows:

Annual Meetings. An annual meeting of the Stockholders for the election of directors and the transaction of any business within the powers of the Corporation shall be held on a date and at the time set by the Board of Directors during the month of September in each year.

In order to add the title of Vice Chairman to the list of Fund officers, to specify the duties of the Vice Chairman and to revise the duties of the President of the Fund, the Board voted to amend Article IV, Section 7 and to replace it in its entirety by Sections 7a and 7b as shown below, and to make corresponding amendments throughout the Bylaws to replace references to the President with references to the Vice Chairman.

Section 7a. Vice Chairman. The Vice Chairman shall be the chief executive officer of the Corporation. In the absence of the Chairman of the Board of Directors (or if there be none), he shall preside at all meetings of the stockholders and of the Board of Directors (if he is also a director). Subject to the control of the Board of Directors, he shall be the senior officer of the Corporation, have general charge of the business and affairs of the Corporation and general supervision over its officers, employees and agents. He may employ and discharge employees and agents of the Corporation, except such as shall be appointed by the Board of Directors, and he may delegate these powers. Except as the Board of Directors may otherwise order, he may sign in the name and on behalf of the Corporation all deeds, bonds, contracts or agreements.
Section 7b. President. The President shall have such powers and perform such duties as from time to time may be assigned to him by the Board of Directors or the Executive Committee.